Exhibit 99.1

St. John's, NL - February 10, 2023

FORTIS INC. REPORTS FOURTH QUARTER & ANNUAL 2022 RESULTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its 2022 fourth quarter and annual financial results1.

Highlights

•Reported net earnings of $1.3 billion, or $2.78 per common share in 2022
•Adjusted net earnings per common share2 of $2.78, up from $2.59 in 2021, representing ~7% annual EPS growth
•Capital expenditures2 of $4.0 billion, with over $600 million focused on delivering cleaner energy, yielding ~7% rate base growth3
•Scope 1 emissions 28% below 2019 levels; 75% emissions reduction by 2035 target on track in support of 2050 net-zero goal
•Capital structure complaint filed against ITC Midwest denied by FERC

"2022 was a year of execution with strong financial, operational and sustainability results across our utilities," said David Hutchens, President and Chief Executive Officer, Fortis Inc. "We invested over $4 billion in capital, delivered strong EPS and rate base growth, and further reduced our carbon emissions. We also outperformed safety and reliability industry averages and were recognized as a leader in Canada for our governance practices."

"With a focus on organic growth, we also announced our largest five-year capital plan of $22.3 billion representing steady rate base growth of 6% and supporting annual dividend growth guidance of 4-6% through 2027," said Mr. Hutchens. "We appreciate the dedication and hard work of our people to make 2022 another successful year."

Net Earnings

The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") for 2022 of $1.3 billion, or $2.78 per common share, compared to $1.2 billion, or $2.61 per common share for 2021. The increase was primarily driven by rate base growth across our utilities. The increase was also due to higher electricity sales and transmission revenue in Arizona, and higher earnings at Aitken Creek. The translation of U.S. dollar-denominated subsidiary earnings at a higher U.S.-to-Canadian dollar foreign exchange rate and lower stock based compensation costs also contributed to results.

Growth in earnings was tempered by certain discrete items at ITC, including costs associated with the suspension of the Lake Erie Connector project, the revaluation of deferred income tax assets, and an adjustment in 2021 related to interest rate swaps. Losses on investments that support retirement benefits at UNS Energy and ITC, higher operating costs at Central Hudson related to the implementation of a new customer information system, and higher corporate costs also impacted results. In addition, net earnings per common share reflected an increase in the weighted average number of common shares outstanding largely associated with the Corporation's dividend reinvestment plan.

For the fourth quarter of 2022, Net Earnings were $370 million, or $0.77 per common share, compared to $328 million or $0.69 per common share for the same period in 2021. The increase was due to rate base growth, higher retail electricity sales and transmission revenue at UNS Energy, higher hydroelectric production in Belize, and the timing of expenses at FortisAlberta. The higher foreign exchange rate and lower stock based compensation costs, as discussed above, also favourably impacted results. The increase was partially offset by higher corporate costs as well as lower earnings at Central Hudson due to the timing of approval of its rate application in 2021, and for net earnings per common share, an increase in the weighted average number of common shares.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-U.S. GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-U.S. GAAP Reconciliation provided herein.
3    Calculated using a constant United States dollar-to-Canadian dollar exchange rate.

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Adjusted Net Earnings2

Adjusted net earnings attributable to common equity shareholders ("Adjusted Net Earnings") excludes non-recurring items and the impact of mark-to-market accounting of natural gas derivatives at Aitken Creek. Adjusted Net Earnings of $1.3 billion for 2022, or $2.78 per common share, were $110 million, or $0.19 per common share higher than 2021. For the fourth quarter of 2022, Adjusted Net Earnings were $347 million, or $0.72 per common share, an increase of $47 million, or $0.09 per common share compared to the same period in 2021. The increase in adjusted earnings for the fourth quarter and the year was driven by the same factors discussed for Net Earnings.

Capital Expenditures2

Capital expenditures were $4.0 billion, consistent with the 2022 capital plan, and mainly consisted of regulated investments focused on system resiliency, grid modernization and sustainable energy, including more than $600 million in cleaner energy investments. Capital expenditures increased midyear rate base to $34.1 billion, representing 7% growth over 20213.

The Corporation's five-year capital plan for 2023 through 2027 is $22.3 billion, the largest in the Corporation's history. In total, Fortis expects to invest $5.9 billion in cleaner energy over the next five years. These investments will focus on connecting renewables to the grid, including Tranche 1 of the Midcontinent Independent System Operator ("MISO") long-range transmission plan ("LRTP"), renewable and storage investments in Arizona and the Caribbean, and cleaner fuel solutions in British Columbia. The plan incorporates key customer affordability considerations, recognizing the impacts of inflation and elevated commodity costs on customer rates, while ensuring reliable and resilient energy delivery service as we transition to a cleaner energy future.

The five-year capital plan is expected to be funded primarily by cash from operations, debt issued at the regulated utilities and common equity from the Corporation's dividend reinvestment plan.

Non-U.S. GAAP Reconciliation
Periods ended December 31	Quarter			Annual
($ millions, except earnings per share)	2022	2021	Variance	2022	2021	Variance
Adjusted Net Earnings
Net Earnings	370	328	42	1,330	1,231	99
Adjusting items:
Unrealized gain on mark-to-market of derivatives[4]	(23)	(28)	5	(20)	(12)	(8)
Lake Erie Connector project suspension costs[5]	—	—	—	10	—	10
Revaluation of deferred income tax assets[6]	—	—	—	9	—	9
Adjusted Net Earnings	347	300	47	1,329	1,219	110
Adjusted Basic EPS ($)	0.72	0.63	0.09	2.78	2.59	0.19

Capital Expenditures
Additions to property, plant and equipment	987	897	90	3,587	3,189	398
Additions to intangible assets	127	77	50	278	197	81
Adjusting item:
Wataynikaneyap Transmission Power Project[7]	34	35	(1)	169	178	(9)
Capital Expenditures	1,148	1,009	139	4,034	3,564	470

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4    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax expense of $8 million and $7 million for the three and twelve months ended December 31, 2022, respectively ($11 million and $5 million for the three and twelve months ended December 31, 2021, respectively).
5    Represents costs incurred upon the suspension of the Lake Erie Connector project, net of income tax recovery of $nil and $4 million for the three and twelve months ended December 31, 2022, respectively.
6    Represents the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa.
7    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project.

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Regulatory Updates

In November 2022, FERC issued an order denying the complaint filed by the Iowa Coalition for Affordable Transmission ("ICAT"), which sought to lower ITC Midwest’s equity ratio from 60% to 53%. FERC concluded that ICAT had not demonstrated that ITC Midwest failed to meet the three-part test for authorizing the use of the utility’s actual capital structure for rate-making purposes. In December 2022, ICAT filed a request for rehearing with FERC. The Corporation continues to believe the complaint is without merit.

Focus on Sustainability

Fortis achieved a 28% reduction in Scope 1 emissions through 2022 compared to 2019 levels, equivalent to taking approximately 760,000 vehicles off the road in one year. The closure of the 170-megawatt coal-fired San Juan Generating Station in Arizona in mid-2022 contributed to the reduction. The Corporation is more than halfway to achieving its target to reduce greenhouse gas ("GHG") emissions 50% by 2030, and remains on track to reduce GHG emissions 75% by 2035. Upon achieving these targets, 99% of the Corporation's assets will be focused on energy delivery and renewable, carbon-free generation. Additionally, in 2022, Fortis established a 2050 net-zero direct GHG emissions target, reinforcing the Corporation's commitment to long-term decarbonization, while preserving customer reliability and affordability.

During the year, Fortis released its inaugural Task Force for Climate-Related Financial Disclosures ("TCFD") and Climate Assessment Report and its 2022 Sustainability Report. The TCFD and Climate Assessment Report advanced the Corporation’s commitment as a TCFD supporter and included an analysis of risks and opportunities associated with four climate-related scenarios. The 2022 Sustainability Report fully aligned with applicable Sustainability Accounting Standards Board standards and included over 35 new key performance indicators. The report also provided an update on efforts to increase renewable generation sources, including new wind and solar generation at Tucson Electric Power.

Progress continued on the Wataynikaneyap Transmission Power Project during 2022. In August 2022, Phase 1 of the project was completed, energizing the 230 kV line from Dinorwic to Pickle Lake, Ontario. At the end of 2022, the project was 73% complete, with 700 kilometers of transmission line energized and three First Nation communities connected to the Ontario electric grid. Construction is expected to be completed in 2024.

Outlook

Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. While energy price volatility, global supply chain constraints and persistent inflation are issues of potential concern that continue to evolve, the Corporation does not currently expect there to be a material impact on its operations or financial results in 2023.

The Corporation's $22.3 billion five-year capital plan is expected to increase midyear rate base from $34.1 billion in 2022 to $46.1 billion by 2027, translating into a five-year compound annual growth rate of 6.2%3.

Beyond the five-year capital plan, additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the Inflation Reduction Act of 2022 and the MISO LRTP; climate adaptation and grid resiliency investments; renewable gas solutions and liquefied natural gas infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2027. This dividend growth guidance will also provide flexibility to fund more capital with internally-generated funds and is premised on the assumptions and material factors listed under "Forward-Looking Information".

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2022 revenue of $11 billion and total assets of $64 billion as at December 31, 2022. The Corporation's 9,200 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

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Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2023-2027, including cleaner energy investments; forecast rate base and rate base growth through 2027; targeted annual dividend growth through 2027; the expected sources of funding for the 2023-2027 capital plan; the nature, timing, benefits and expected costs of certain capital projects, including the Wataynikaneyap Transmission Power project, ITC's transmission projects associated with the MISO LRTP, renewable energy and storage investments in Arizona and the Caribbean, and investments in cleaner fuel solutions in British Columbia, and additional opportunities beyond the capital plan, including investments related to the Inflation Reduction Act of 2022, the MISO LRTP, climate adaptation and grid resiliency, and renewable gas solutions and liquefied natural gas infrastructure in British Columbia; the expected timing, outcome and impact of regulatory proceedings and decisions; the 2030 GHG emissions reduction target; the 2035 GHG emissions reduction target and projected asset mix; the 2050 net-zero direct GHG emissions target; the expectation that volatility in energy prices, global supply chain constraints and persistent inflation will not have a material impact on operations or financial results in 2023; the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2027; and the expectation that the dividend growth guidance will provide flexibility to fund more capital internally.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from volatility in energy prices, global supply chain constraints and persistent inflation; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss 2022 Annual Results

A teleconference and webcast will be held on February 10, 2023 at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer, will discuss the Corporation's 2022 annual results.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.416.764.8658. International participants may participate by calling 1.888.886.7786. Please dial in 10 minutes prior to the start of the call. No passcode is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the teleconference will be available two hours after the conclusion of the call until March 10, 2023. Please call 1.416.764.8692 or 1.877.674.7070 and enter passcode 760995#.

Additional Information

This media release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries:	Media Enquiries:
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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